EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports Record
Fourth Quarter and Full Year 2011 Financial Results

YAHUD, ISRAEL, April 4, 2012 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three and twelve month period ended December 31, 2011. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

FOURTH QUARTER 2011 RESULTS SUMMARY

Revenues in the fourth quarter of 2011 increased year-over-year by 122.9% to a record $33.7 million, compared with $15.1 million in the fourth quarter of 2010.

Gross profit in the quarter was $15.4 million, or 45.8% of revenues, an increase of 174.8% compared to gross profit of $5.6 million, or 37.1% of revenues, in the fourth quarter of 2010.

Operating profit in the quarter was $5.0 million, or 14.8% of revenues, compared to an operating loss of $0.6 million in the fourth quarter of 2010.

Financial expenses in the quarter amounted to $73,000 compared to financial expenses of $405,000 in the fourth quarter of 2010.

Tax expenses in the quarter were $668,000, compared with $556,000 in the fourth quarter of 2010.

Net income in the quarter was $4.3 million, compared with a net loss of $1.5 million in the fourth quarter of 2010.

Earnings per share in the fourth quarter of 2011 were $0.27, compared with a net loss per share of $0.14 in the same period last year.

FULL YEAR 2011 RESULTS

Revenues for the year ended December 31, 2011 were $88.6 million, a 78.3% increase compared $49.7 million in 2010.

Gross profit for the year was $39.5 million, representing 44.6% of revenues, compared with $18.3 million, representing 36.8% of revenues in 2010.

Operating profit for 2011 was $9.8 million, representing 11.1% of revenues, compared with an operating loss of $4.7 million in 2010.

Financial income in 2011 amounted to $756,000 compared to financial expenses of $967,000 in 2010.

Tax expenses in 2011 were $723,000 compared with $602,000 in 2010.

Net income for 2011 was $9.8 million, compared with a net loss of $6.2 million in 2010.

Earnings per share for the year ended December 31, 2011 was $0.78, compared with a net loss per share of $0.60 in 2010.

Cash and short term deposits net of current bank debt, as of December 31, 2011, were $32.5 million, or $2.06 per share, compared with net cash and equivalents of $9.5 million, or $0.91 per share, on December 31, 2010.

As of December 31, 2011, the Company’s backlog was $50.1 million, compared with $50.2 million on December 31, 2010.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “I am very proud of our 2011 results, which reflect strong improvement across all financial parameters. We achieved an all-time record in revenues and net income, generating significant positive operating cash flow of $20.4 million.”

Continued Mr. Livneh, “Our success is the result of the strenuous efforts we have made over the past two years in transitioning Magal into a leader in delivering full-scale homeland security projects. Our two-pronged strategy is to strengthen and build on our market leadership in PIDS products, while at the same time establishing a strong local presence in various key geographic areas. A recent example of this strategy can be found in our announcement concerning our new joint venture in India. Our now exceptionally strong balance sheet, with $32.5 million in net cash, opens many new growth avenues for us enabling both organic investments and synergistic acquisitions.”

Mr. Jacob Perry, Chairman of the Board of Magal added, “I would like to congratulate the management team as well as all the employees at Magal on a highly successful and profitable year. Magal has built a strong brand and reputation in the developing regions of Africa, Latin America and Asia. The successful conclusion of projects in those regions places Magal in a strong position to compete for large projects and opportunities, and we look forward to continued success in the future.”

INVESTORS’ CONFERENCE CALL INFORMATION

The Company will host a conference call later today, April 4, 2012, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141 ; Israel: 03 918 0609 ; UK: 0 800 917 5108 ; Intl.: +972 3 918 0609

Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS) as well as Fortis4G - a new generation of cutting edge Physical Security Information Management system (PSIM) with comprehensive CCTV solutions and leading Intelligent Video Analytics (IVA).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
 CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	AUDITED Year Ended December 31,			UNAUDITED Three months Ended December 31,
	2011	2010	% change	2011	2010	% change

Revenues	$88,591	$49,699	78.3	$33,731	$15,133	122.9
Cost of revenues	49,089	31,400	56.3	18,284	9,512	92.2

Gross profit	39,502	18,299	115.9	15,447	5,621	174.8
Operating expenses:
Research and development, net	3,898	4,105	(5)	980	1,041	(5.9)
Selling and marketing	19,415	11,261	72.4	7,033	3,413	106.1
General and administrative	8,682	7,593	14.3	2,431	1,729	40.6
Other income (expense)	(2,304)	-		6	-
Total operating expenses	29,691	22,959	29.3	10,450	6,183	69

Operating income (loss)	9,811	(4,660)		4,997	(562)
Financial income (expense), net	756	(967)		(73)	(405)

Income (loss) before income taxes	10,567	(5,627)		4,924	(967)

Income tax expense	723	602		668	556

Net income (loss)	9,844	(6,229)		4,256	(1,523)
Less: net loss attributable to non-controlling interest	-	24		-	43
Net income (loss) attributable to Magal shareholders’	$9,844	$(6,205)		$4,256	$(1,480)

Basic and diluted income (loss) per share from continuing operations	$0.78	$(0.60)		$0.27	$(0.14)

Number of basic and diluted shares	12,645,283	10,396,548		15,819,822	10,396,548

	AUDITED Twelve Months Ended December 31,		UNAUDITED Three months ended December 31,
	2011%	2010%	2011%	2010%

Gross margin	44.6	36.8	45.8	37.1
Research and development, net as a % of revenues	4.4	8.3	2.9	6.9
Selling and marketing as a % of revenues	21.9	22.7	20.9	22.6
General and administrative as a % of revenues	9.8	15.3	7.2	11.4
Operating margin	11.1	(9.4)	14.8	(3.7)
Net margin	11.1	(12.5)	12.6	(9.8)

MAGAL S3 LTD.
AUDITED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$32,622	$16,596
Short-term bank deposit	3,005	-
Restricted deposit	2,299	2,692
Trade receivables, net	13,230	15,106
Unbilled accounts receivable	4,855	2,927
Other accounts receivable and prepaid expenses	5,438	2,630
Deferred income taxes	508	474
Inventories	9,664	10,340
Total current assets	71,621	50,765

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,423	1,568
Long-term deposits and restricted bank deposits	2,202	2,196
Severance pay fund	2,121	2,148
Total long-term investments and receivables	5,746	5,912

PROPERTY AND EQUIPMENT, NET	6,460	6,794

OTHER INTANGIBLE ASSETS, NET	190	213

GOODWILL	1,970	2,026

TOTAL ASSETS	$85,987	$65,710

CURRENT LIABILITIES:
Short-term bank credit	$5,357	$9,327
Current maturities of long-term bank debt	33	503
Trade payables	6,724	3,937
Customer advances	5,877	2,428
Other accounts payable and accrued expenses	13,137	7,958
Total current liabilities	31,128	24,153

LONG-TERM LIABILITIES:
Long-term bank debt	38	50
Loan from related party	- 205	9,907 190
Deferred income taxes
Accrued severance pay	3,605	3,394
Total long-term liabilities	3,848	13,541

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
December 31, 2011 and 19,748,000 shares at December 31, 2010;
Issued and outstanding: 15,819,822 shares at December 31, 2011
and 10,396,548 shares at December 31, 2010	4,813	3,225
Additional paid-in capital	64,920	49,971
Accumulated other comprehensive income	4,486	5,075
Foreign currency translation adjustments (Company's stand alone
financial statements)	603	3,400
Accumulated deficit	(23,811)	(33,655)
TOTAL SHAREHOLDERS' EQUITY	51,011	28,016

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$85,987	$65,710